EXHIBIT G
SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-----------; 70-----)

GPU, INC.

            GPU, Inc. ("GPU"), 300 Madison Avenue, Morristown, New Jersey, a registered holding company, has filed a Declaration pursuant to Sections 6(a) and 7 of the Public Utility Holding Company Act of 1935 and Rules 53 and 54 thereunder.

            GPU proposes to issue and sell from time to time through December 31, 2003, commercial paper ("Commercial Paper") in the aggregate amount of up to $100 million outstanding at any time. The Commercial Paper would be issued either in the form of book-entry unsecured promissory notes evidenced by a master note or in certificated form, and will be issued in minimum denominations of $100,000 with integral increments of $1,000 in excess thereof. The notes will have maturities of up to 270 days and would not be prepayable prior to maturity.(1) GPU proposes to issue and sell the Commercial Paper in one of two ways, as follows:

            GPU may utilize one or more commercial paper placement agents through whom it would sell the Commercial Paper directly to one or more institutional investors. The placement agent would arrange for the sale of Commercial Paper and would be compensated for its services at such rates as GPU and such placement agent may agree from time to time. GPU will offer and sell the Commercial Paper in such a manner as to not constitute a public offering under the Securities Act of 1933.

            The Commercial Paper may also be sold directly to one or more commercial paper dealers at a discount rate prevailing at the date of issuance for commercial paper of comparable quality and of the particular maturity sold by other issuers of commercial paper. No fee or commission would be payable by GPU in connection with such issuance and sale of Commercial Paper. The Commercial Paper will be reoffered by the purchasing dealer or dealers to institutional investors at a discount of not more than 1/8 of 1% per annum less than the

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(1)   GPU is also  authorized  in SEC  File No.  70-7926  to  borrow  up to $250 million of bank loans and other short-term borrowings. As of September 30, 1998, GPU had approximately $70,100,000 million in aggregate principal amount of short-term borrowings outstanding. The amount of Commercial Paper outstanding under the authorization sought herein and of short-term debt under the authorization granted in SEC File No.
      70-7926, will not exceed $250 million.



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prevailing  discount rate to GPU. The commercial paper dealers will reoffer such
Commercial Paper in such a manner as to not constitute a public offering under the Securities Act of 1933.

            The Commercial Paper will bear interest at a rate (after giving effect to any fee) not exceeding 125% of the base rate for commercial borrowings offered by The Chase Manhattan Bank in effect from time to time. However, the effective interest cost of the Commercial Paper is based on the supply of, and demand for, that and similar commercial paper at the time of sale. Specifically, on occasion short-term money markets have become very volatile during brief periods, and the interest costs of commercial paper have during such periods exceeded bank base rates. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of Commercial Paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost to GPU. Therefore, while it is not anticipated that the effective annual cost of borrowing through Commercial Paper will exceed 125% of the annual base rate from The Chase Manhattan Bank, in order to obtain maximum flexibility during the periods described above, Commercial Paper may be issued with a maturity of not more than 90 days with an effective cost in excess of 125% of the base rate for commercial borrowings offered by The Chase Manhattan Bank.

            The net proceeds from the issuance of the Commercial Paper would be used by GPU for general corporate purposes, including to acquire exempt wholesale generators and foreign utility companies.

            The Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by -----, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Declaration, as it may be amended, may be permitted to become effective.